October 3, 2012

To:	Securities and Exchange Commission

Re:	Mindesta Inc. 2011 10-K
File No. 000-30651

Dear Sirs:

In response to the Securities and Exchange Commission’s letter of October 2, 2012, the Company responds as follows:

The Bissett Creek property is owned by Northern Graphite Corporation (“Northern”), a Canadian TSXV listed company, and a former subsidiary of Mindesta. In 2011 Mindesta announced its intention to dividend out substantially all the shares of Northern that it owned to Mindesta shareholders. Mindesta’s interest in Northern was 26% as at December 31, 2011 and shortly thereafter was reduced to less than 1% as Mindesta completed the previously announced dividend just subsequent to the year end. Accordingly, Mindesta’s position is that the Bissett Creek property is not a material property of Mindesta and that a map is not required.

As noted, the Bissett Creek property is owned by Northern which is subject to Canada’s NI 43-101 requirements. Therefore, the NPV, IRR and payback and resource disclosures are appropriate for a Canadian incorporated company. In addition, since the Bissett Creek property is not material to Mindesta, the disclosure of this information is not material to Mindesta shareholders or potential investors and therefore no amendment to the filing is required.

With respect to the Somaliland project, the Company disclosed that it has an option to earn an interest in the subject properties but has not yet done so. Therefore, most of the information requested is not applicable including “nature of ownership”, “description of interests”, “conditions that must be met to retain”, etc. The Company disclosed the size and name of the permits, the fact that they are exploration permits, the fact that they are the first exploration permits issued in Somaliland, and the terms and conditions whereby Mindesta could potentially earn an interest in them. Until such time as it does so, and they become a material property, no further disclosure and no amendment to existing disclosure is required.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly

Gregory Bowes, CEO
(signed)